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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                           (Amendment No.    1    )*
                                         ---------

                              Guitar Center, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   402040109
                 ----------------------------------------------
                                 (CUSIP Number)


                                January 1, 1999
                 ----------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

 / / Rule 13d-1(b)

 / / Rule 13d-1(c)

 /x/ Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 10 Pages

CUSIP No. 402040109            SCHEDULE  13G        Page  2  of  10  Pages


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Chase Venture Capital Associates, L.P.
           13-337-6808

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
                                                                        (b)/ /

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           California

                        5    SOLE VOTING POWER
                               4,594,164 (includes Options to purchase 5,000
      NUMBER OF                shares of Common Stock)
 SHARES BENEFICIALLY
      OWNED BY          6    SHARED VOTING POWER
        EACH                   Not applicable.
      REPORTING
       PERSON           7    SOLE DISPOSITIVE POWER
        WITH                   4,594,164 (includes Options to purchase 5,000
                               shares of Common Stock)

                        8    SHARED DISPOSITIVE POWER
                               Not applicable.

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,594,164 (includes Options to purchase 5,000 shares of Common
                        Stock)

    10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             22.9%

    12     TYPE OF REPORTING PERSON*
            PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Guitar Center, Inc.                            CUSIP Number:  402040109
------                                                  ------------

-------------------------------------------------------------------------------

Item 1.

               (a) Name of Issuer:
                   --------------
                   Guitar Center, Inc.

               (b) Address of Issuer's Principal Executive Offices:
                   -----------------------------------------------
                   5155 Clareton Drive
                   Agoura Hills, CA  91301


Item 2.

               (a) Name of Person Filing:
                   ---------------------

                   Chase Venture Capital Associates, L.P.

                   Supplemental information relating to the ownership and control of the person filing this statement is included in
                   Exhibit 2(a) attached hereto.

               (b) Address of Principal Business Office or, if none, Residence:
                   -----------------------------------------------------------

                   380 Madison Avenue, 12th Floor
                   New York, New York  10017

               (c) Citizenship:
                   -----------

                   See Row 4 on cover page.

               (d) Title of Class of Securities (of Issuer):
                   ----------------------------------------

                   Common Stock

               (e) CUSIP Number:
                   ------------

                   402040109


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               Not applicable.


Item 4.        Ownership

               (a) Amount Beneficially Owned:
                   -------------------------

                   4,594,164 (as of December 31, 1998, amount includes Options to purchase 5,000 shares of Common Stock)

               (b) Percent of Class:
                   ----------------

                   22.9% (as of December 31, 1998)



                              Page 3 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Guitar Center, Inc.                            CUSIP Number:  402040109
------                                                  ------------

-------------------------------------------------------------------------------

               (c) Number of shares as to which such person has:
                   --------------------------------------------

                   (i)   4,594,164
                   (ii)  Not applicable.
                   (iii) 4,594,164
                   (iv)  Not applicable.

Item 5.        Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.


Item 8.        Identification and Classification of Members of the Group

                  Not applicable.


Item 9.        Notice of Dissolution of Group

                  Not applicable.

Item 10.       Certification

                  Not applicable.



                              Page 4 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Guitar Center, Inc.                            CUSIP Number:  402040109
------                                                  ------------

-------------------------------------------------------------------------------

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1999               CHASE VENTURE CAPITAL ASSOCIATES, L.P.

                                       By:  CHASE CAPITAL PARTNERS,
                                            its General Partner



                                       By: /s/ Jeffrey C. Walker
                                          ----------------------
                                           Name: Jeffrey C. Walker
                                           Title:   Managing General Partner



                              Page 5 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Guitar Center, Inc.                            CUSIP Number:  402040109
------                                                  ------------

-------------------------------------------------------------------------------

                                  EXHIBIT 2(a)

                  This statement is being filed by Chase Venture Capital Associates, L.P. (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  John R. Baron
                  Christopher C. Behrens
                  Mitchell J. Blutt, M.D.
                  Arnold L. Chavkin
                  I. Robert Greene
                  Michael R. Hannon
                  Donald J. Hofmann
                  Stephen P. Murray
                  John M. B. O'Connor
                  Brian J. Richmand
                  Shahan D. Soghikian
                  Jonas Steinman
                  Jeffrey C. Walker
                  Damion E. Wicker, M.D.

                  Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco CA 94111.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation. The general partner of each of Principals and European Principals is Chase Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

                  The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. Citizen.




                              Page 6 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Guitar Center, Inc.                            CUSIP Number:  402040109
------                                                  ------------

-------------------------------------------------------------------------------

                                                                     SCHEDULE A


                           CHASE CAPITAL CORPORATION


                               Executive Officers


Chairman & Chief Executive Officer              William B. Harrison, Jr.*
President                                       Jeffrey C. Walker**
Executive Vice President                        Mitchell J. Blutt, M.D.**
Vice President & Secretary                      Gregory Meridith*
Vice President                                  George E. Kelts**
Assistant Secretary                             Robert C. Carroll*

                                   Directors


                           William B. Harrison, Jr.*
                             Jeffrey C. Walker**






--------------------------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.



                              Page 7 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Guitar Center, Inc.                            CUSIP Number:  402040109
------                                                  ------------

-------------------------------------------------------------------------------

                                                                     SCHEDULE B


                        THE CHASE MANHATTAN CORPORATION


                              Executive Officers*

                    Walter V. Shipley, Chairman of the Board
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                 Donald L. Boudreau, Vice Chairman of the Board
                    Marc Shapiro, Vice Chairman of the Board
                 Joseph G. Sponholz, Vice Chairman of the Board
                   John J. Farrell, Director, Human Resources
       Frederick W. Hill, Director Corporate Marketing and Communication
                      William H. McDavid, General Counsel



                                   Directors**


                               Principal Occupation or Employment;
 Name                          Business or Residence Address
 ----                          -----------------------------

 Hans W. Becherer              Chairman of the Board
                               Chief Executive Officer
                               Deere & Company
                               8601 John Deere Road
                               Moline, IL 61265

 Frank A. Bennack, Jr.         President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, NY  10019

 Susan V. Berresford           President
                               The Ford Foundation
                               320 East 43rd Street
                               New York, NY  10017


-----------------------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.


                              Page 8 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Guitar Center, Inc.                            CUSIP Number:  402040109
------                                                  ------------

-------------------------------------------------------------------------------

                               Principal Occupation or Employment;
 Name                          Business or Residence Address
 ----                          -----------------------------

 M. Anthony Burns              Chairman, President and CEO
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, FL  33166

 H. Laurance Fuller            Chairman of the Board and
                               Chief Executive Officer
                               Amoco Corporation
                               200 East Randolph Drive
                               Chicago, IL  60601

 Melvin R. Goodes              Chairman of the Board and Chief Executive Officer
                               Warner-Lambert Company
                               201 Tabor Road
                               Morris Plains, NJ  07950

 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               8260 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, VA  22031

 George V. Grune               Chairman of the Board and Chief Executive Officer
                               The Reader's Digest Association, Inc.
                               Chairman of the Board
                               The DeWitt Wallace-Reader's Digest Fund
                               Lila Wallace-Reader's Digest Fund
                               Reader's Digest Road
                               Pleasantville, NY 10570

 William B. Harrison, Jr.      Vice Chairman of the Board
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY  10017-2070

 Harold S. Hook                Retired Chairman of the Board
                               American General Corporation
                               2929 Allen Parkway
                               Houston, TX  77019

 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue - Room 29-72
                               New York, NY  10022

 Thomas G. Labrecque           President
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY  10017-2070



                              Page 9 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Guitar Center, Inc.                            CUSIP Number:  402040109
------                                                  ------------

-------------------------------------------------------------------------------

                               Principal Occupation or Employment;
 Name                          Business or Residence Address
 ----                          -----------------------------

 Henry B. Schacht              Retired Chairman of the Board and
                                 Chief Executive Officer
                               Lucent Technologies, Inc.
                               600 Mountain Avenue - Room 6A511
                               Murray Hill, NJ  07974

 Walter V. Shipley             Chairman of the Board
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY  10017-2070

 Andrew C. Sigler              Retired Chairman of the Board
                                 and Chief Executive Officer
                               Champion International Corporation
                               1 Champion Plaza
                               Stamford, CT 06921

 John R. Stafford              Chairman, President and Chief
                                 Executive Officer
                               American Home Products Corporation
                               Five Giralda Farms
                               Madison, NJ  07940

 Marina v.N. Whitman           Professor of Business Administration
                                 and Public Policy
                               The University of Michigan
                               School of Public Policy
                               411 Lorch Hall, 611 Tappan Street
                               Ann Arbor, MI  48109-1220



                              Page 10 of 10 Pages